Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, NY 10577
January 10, 2008
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0213

Attention:	David R. Humphrey
Accounting Branch Chief
Mail Stop 3651

Re:	Atlas Air Worldwide Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006 (“2006 Form 10-K”)
Filed March 15, 2007
File No. 001-16545
Dear Mr. Humphrey:
          The purpose of this letter is to respond to the staff’s comments contained in your letter dated December 17, 2007 to Jason Grant, Senior Vice President and Chief Financial Officer of Atlas Air Worldwide Holdings, Inc. (“Atlas”), with respect to Atlas’ 2006 Form 10-K. For your convenience, I have also set forth below each of the staff’s comments.
Form 10-K (Fiscal Year Ended December 31, 2006)
Item 8 — Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 50
1.	Comment: Due to the materiality, please revise your filing to include an accounting policy related to your prepaid maintenance account. Furthermore, tell us the reasons you maintain such a large prepaid maintenance balance.

Response: We will include a prepaid maintenance policy in our future filings, as appropriate. The prepaid maintenance accounts arise from Power by the Hour engine maintenance contracts on certain of our aircraft engines. Certain aircraft financing agreements also require prepayment of maintenance. Atlas’ Power by the Hour engine maintenance contracts generally provide that, in exchange for a payment of a fixed amount per flight hour, the maintenance provider will furnish specified maintenance activities on the engines for a specified period of time. Atlas’ power by the hour engine maintenance contracts are limited in scope and do not represent a full transfer of risk to the service provider. Payments to service providers are recorded as prepaid maintenance. We recognize maintenance expense for heavy maintenance on engines and airframes under the expense as incurred method. Therefore, when a heavy maintenance event occurs, the prepaid maintenance balance is reduced and the expense for the event is recognized in the Consolidated Statement of Operations.
New policy language: “Prepaid maintenance represents payments made under certain power by the hour engine maintenance contracts to service providers for engine maintenance to be performed when overhauls are required. In addition certain of our aircraft financing agreements require prepayment of maintenance. Power by the hour engine maintenance contracts generally provide that, in exchange for a payment of a fixed amount per flight hour, the maintenance provider will furnish specified maintenance activities on the engines for a specified period of time. Atlas’ power by the hour engine maintenance contracts are limited in scope and do not represent a full transfer of risk to the service provider. The prepaid maintenance balance is reduced when overhauls occur consistent with Atlas’ policy to recognize maintenance expense for heavy maintenance under the expense as incurred method.”
Consolidated Statements of Operations, page 51
2.	Comment: Please revise to include weighted-average shares used in computing income per share.

Response: We provide the reconciliation required by paragraph 40 of SFAS 128 in Note 16 to the Consolidated Financial Statements.

We will, however, include the disclosure of weighted average shares on the Consolidated Statements of Operations in our future filings.
Consolidated Statements of Cash Flows, page 52
3.	Comment: We note that you include accretion of debt discount as a non-cash adjustment to reconcile net income to net cash provided by operating activities. Please tell us whether this accretion is recognized as interest expense in the Statement of Operations and, if so, please confirm to us that upon repayment, such amounts will be similarly included in the determination of net cash provided by operating activities in accordance with paragraph 23 (d) of SFAS 95.

Response: Upon application of fresh-start accounting, our debt instruments and capital lease obligations were recorded at fair value, which were generally less than the then recorded value prior to the application of fresh start accounting resulting in substantial debt discount. The accretion of the fair value debt discount does not represent additional interest to be paid to lenders as contemplated by paragraph 23 (d) of SFAS 95 (i.e. original issue discount). Rather, the accretion of the debt discount represents the charge necessary, using the interest method, to restore the debt to the amount required to be repaid to the lenders or capital lease obligations. As a result, we reflect principal payments to lenders or in respect of capital lease obligations in cash flows used by financing activities in the Consolidated Statements of Cash Flows.
We intend to enhance our disclosure of cash flow information in our future filings as follows:
     “Supplemental Cash Flow Information
The aggregate cash interest payments amounted to $XXX million, $ XXX million and $ XXX million for the years ended December 31, 2007, 2006 and 2005, respectively. The cash interest paid to lenders is calculated on the face amount of the various debt instruments of the Company based on the contractual interest rates in effect during each payment period.
Principal payments to lenders reflected as payment on debt and capital lease obligations in cash flows used by financing activities in the Consolidated Statements of Cash Flows represent amounts originally borrowed.
The accretion of debt discount shown as a reconciling item in cash flows from operating activities in the Consolidated Statements of Cash Flows is the difference between interest expense recorded in the Consolidated Statement of Operations and cash interest owed to lenders. This amount arises from the amortization of the difference between the fair value of the Company’s debt recorded on the balance sheet and the face amount of debt payable to lenders when we emerged from bankruptcy on July 28, 2004 and applied fresh start accounting.”
4.	Comment: Please revise to include disclosures about amounts of interest and taxes paid as well as investing and financing activities that affect assets and liabilities, but that do not result in cash payments or receipts. Refer to paragraphs 29 and 32 of SFAS 95.

Response: Consistent with paragraphs 29 and 32 of SFAS 95 and accepted practice, we have disclosed in Note 3 to our Consolidated Financial Statements supplemental cash flow information. The Company did not pay cash income taxes during the periods presented in the 2006 10-K and will include such a statement in future filings, as appropriate.
Note 3 — Summary of Significant Accounting Practices
Revenue Recognition, page 58

5.	Comment: We note from the Business section that you recognize ACMI revenue as block hours are operated or according to the minimum revenue guarantee defined in the contract. Please revise your accounting policy on page 58 to reflect your policy with regard to these minimum revenue guarantees. In addition, please quantify for us and disclose in your filing, to the extent it is material to your results of operations, minimum guarantee amounts recognized as revenue for which no service was provided.

Response: Historically, minimum revenue guarantee amounts recognized as revenue for which no service was provided was de minimis. We will revise our revenue recognition policy in our future filings should ACMI minimum revenue guarantees become more than de minimis.
Note 6 — Debt, page 67
6.	Comment: Please revise your table of scheduled debt maturities to reflect balances gross of discounts, as this table is intended to reflect future payments.

Response: In our future filings, as appropriate, we will provide in the debt note the following additional table to reconcile the face amount of debt to the net amount of debt presented on the Balance Sheet.

	2007	2006
Debt Obligations at Face Value
2000 EETCs
1999 EETCs
1998 EETCs
Capital leases
Other debt
Total debt and capital leases
Less: fair value debt discount
Long-term debt and capital leases
Form 10-Q for the quarterly period ended September 30, 2007
Item 1 — Condensed Consolidated Financial Statements
Note 10 — DHL Investment, page 12
7.	Comment: We note that you recorded a deferred gain of $151.4 million in connection with your DHL agreement and plan to recognize it upon the commencement date. However, section 5.4.1.3 of your Blocked Space Agreement dated June 28, 2007, stipulates significant liquidated damages in certain circumstances. In this regard, tell us what consideration you gave to the liquidated damages provisions in your Blocked Space Agreement when arriving at the conclusion that the entire $151.4 million should be recognized as a gain upon the commencement date. In addition, please tell us and disclose how the gain was determined and whether you gave consideration to allocation a portion of the proceeds to the capacity purchase agreement.
Response: The recognition of the deferred gain will occur upon the sharing of economic risk in Polar Air Cargo Worldwide, Inc. (“Polar”) with DHL, which occurs at the commencement date of the Blocked Space Agreement. The deferred gain on the issuance of stock by Polar to DHL was calculated as the difference in the gross proceeds from the issuance of stock less closing costs and expenses and less 49% of the net book value of the assets (see table below). In determining the amount of the deferred gain, we performed an analysis of each of the liquidated damages provisions and concluded that the likelihood of the occurrence of a payment under a liquidated damages provision was remote for each and would not preclude recognition of the deferred gain. As a result we determined that the deferred gain should not be reduced by a provision for the liquidated damages pursuant to section 5.4.1.3 of the Blocked Space Agreement. The calculation of the gain is as follows:

Gross proceeds (in millions)	$172.9
Less: value of net assets sold	(12.2)

Preliminary gain	160.7
Less: closing costs and expenses	(9.4)

Deferred Gain	$151.3

We will provide additional disclosure of the deferred gain calculation in our future filings, as appropriate.
With regard to the consideration to allocate a portion of the proceeds to the Blocked Space Agreement, under EITF 00-21 Revenue Arrangements with Multiple Deliverables, we reviewed the Blocked Space Agreement and its ancillary agreements, which on a combined basis represent an aircraft, crew, maintenance and insurance (“ACMI”) service arrangement. The associated block hour rates as set forth in the Blocked Space Agreement would be within the normal range of market rates charged to new long-term ACMI 747-400 freighter customers. Therefore, no value was ascribed to the capacity purchase agreements.
In addition, Polar issued 49% of its shares to DHL. Forty-nine percent of the total fair market value of Polar, determined through appraisals, approximated the gross proceeds received by Polar for the shares issued to DHL. This further supports our view that none of the proceeds should be allocated to the Blocked Space Agreement.
In some of our responses, we have agreed to change or supplement the disclosures in our future filings to enhance disclosure transparency, and not because we believe our prior filings were materially incomplete or inaccurate.

Atlas acknowledges that the adequacy and accuracy of the disclosure in its filings with the Commission is the responsibility of the registrant. Atlas further acknowledges that staff comments or changes to disclosure in response to staff comments in the 2006 Form 10-K do not foreclose the Commission from taking any action with respect to such filing. Atlas also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you wish to discuss any aspect of this letter, please do not hesitate to contact me at (914) 701-8402 or Adam R. Kokas, Senior Vice President, General Counsel and Secretary, at (914) 701-8576.

Sincerely,
/s/ Jason Grant
Jason Grant
Senior Vice President and Chief Financial Officer

cc:	William J. Flynn, President and Chief Executive Officer Adam R. Kokas, Senior Vice President, General Counsel and Secretary David A. Fine, Esq. Ropes & Gray LLP